HOWARD J. KERN, PC

579 ERSKINE DRIVE

PACIFIC PALISADES, CA  90272

(310) 857-6342 (OFFICE)

(310) 882-6545 (FACSIMILE)

kernh@verizon.net

VIA EDGAR

April 10, 2013

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

100 F. Street

Washington, D.C. 20549

Re:

Heatwurx, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed March 14, 2013

File No. 333-184948

Dear Ms. Ravitz:

On behalf of our client, Heatwurx, Inc., a Delaware corporation (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 3 to the Registration Statement on Form S-1 relating to the issuance by the Company of 1.5 million Units, each Unit consisting of one share of Common Stock and ½ Common Stock Purchase Warrant.

This letter also sets forth the Company’s responses to comments from the staff of the Division of Corporation Finance (the “Staff”) contained in the comment letter from the Commission dated April 4, 2013, relating to the Amendment No. 2 to the Registration Statement, which was filed with the Commission on March 14, 2013.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the responses to a particular comment set out immediately under the comment or comments.  The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.  When indicated, the responses described below are contained in Amendment No. 3.  Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No. 3.

Fee Table

1.

We note your response to prior comment 1; however, the table as revised now omits the units themselves. Please revise to ensure that all of the securities being offered – the units themselves, as well as each security comprising the units – are separately reflected in the fee table.

We have made the requested change and separately included the units themselves in the fee table.  In accordance with Rule 457(i), there is no additional fee with respect to the common stock and warrants underlying the units.

Prospectus Summary, page 1

2.

We note your auditor has added an explanatory paragraph to its opinion on page F-2 that there exists substantial doubt about your ability to continue as a going concern. Please expand your Summary to disclose your history of losses, quantify your accumulated deficit, and highlight the existence of the “going concern” language in your audit report.

We have made the referenced change and included the language from the second Risk Factor with respect to the going concern condition.

The Offering, page 3

3.

We note you added “debt repayment” as one of the expected uses of proceeds for this offering. Please expand your Summary to disclose the expected portion of proceeds to be allocated toward each use, and please expand your “Use of Proceeds” section beginning on page 17 to provide the information required by instruction 4 to Item 504 of Regulation S-K with respect to the proceeds to be used to repay indebtedness.

We have made the referenced change and included language in the “Use of Proceeds” section beginning on page 17 to provide the interest rate and maturity of the indebtedness as required by instruction 4 to Item 504 of Regulation S-K.

Management’s Discussion and Analysis…, page 20

4.

Please tell us why you no longer present the predecessor operations of the Heatwurx business for the periods through April 15, 2011 throughout your filing. Refer to Rule 405 of Regulation C which states that predecessor financial statements are required if a registrant succeeds to substantially all of the business (or a separately identifiable line of business) of another entity (or group of entities) and the registrant's own operations before the succession appear insignificant relative to the operations assumed or acquired.

We have revised the filing to include the predecessor operations of the Heatwurx business for the periods through April 15, 2011.

Heatwurx Inc. Financial Statements, page F-1

Balance Sheet as of December 31, 2012 and 2011, page F-3

Statement of Operations, page F-4

5.

We see that shares of Series A, B and C Preferred Stock will convert automatically into shares of common stock upon the closing date of the offering. Please revise to present the pro forma balance sheet for the most recent period (excluding effects of offering proceeds) alongside of the historical balance sheet giving effect to the change in capitalization. In your statements of operations revise to present pro forma EPS for the most recent period giving effect to the conversion (but not the offering).

We have updated the document to include a pro forma balance sheet for the most recent period (excluding the effects of offering proceeds) and revised our statements of operations to present pro forma EPS.

Notes to Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-7

Intangible Assets, page F-8

6.

We see that as of October 1, 2012, in-process research and development is now classified as developed technology and amortized over its estimated useful life of 7 years. Please revise to include all of the relevant disclosures required by FASB ASC 350-30-50.

We have revised our disclosure to include the amount of amortization expense we recorded in 2012 in addition to the total amortization expense expected to be incurred for the next five years.

Revenue Recognition, page F-8

7.

Please revise your disclosure to clarify if you have any post shipment obligations or customer acceptance provisions with the sale of your equipment and, if so, how such obligations and provisions are considered in your revenue recognition practices.

We have revised our disclosure to note that we do not have any post shipment obligations or customer acceptance provisions with the sales of our equipment.

8.

We note the disclosure on page 28 that you do not intend to sell directly into any of the end markets but instead intend to rely on distribution agreements with other companies. Please revise to clarify if your sales are made to distributors or end users. With respect to any distributor agreements, please describe the significant terms related to payment, return, exchanges, and other significant matters and how those terms impact your revenue recognition policy.

We have revised our disclosure to note that we intend to sell to resellers. We have also revised our disclosure to note our standard payment terms and the fact that there are no returns or exchanges.

9.

Please revise to disclose your revenue recognition policy for revenue generated from equipment rentals.

We have revised our disclosure to include a revenue recognition policy for revenue generated from equipment rentals.

Stock Options, page F-14

10.

We reference the disclosure on page 21 that you utilized a $2.00 estimate of fair value for a share of your common stock for all options issued during the period from October 2011 to August 2012. Please reconcile that statement with the disclosures in the chart on page F-15 that the fair value range of options at the grant date for December 31, 2012 was $0.675 - $0.705 per share and for December 31, 2011 was $0.704 - $0.710.

The $2.00 references the estimated fair value for a share of our common stock for all options issued during the period from October 2011 to August 2012.  The disclosures in the chart on page F-15 relates to the Black-Scholes option values of our options during the relevant periods.  As requested in Comment 11 below, we have revised our footnote disclosure to include a discussion of how we determined each of the assumptions included in the Black-Scholes option pricing model.

11.

Please also revise to include a discussion of how you determined each of the assumptions included in the Black-Scholes option pricing model for stock options issued during the periods presented.

We have revised our disclosure to include a discussion of how we determined each of the assumptions included in the Black-Scholes option pricing model for stock options issued during the periods presented.

Exhibit 23. Consent of Independent Registered Public Accounting Firm

12.

In your next amendment, please provide a currently dated and signed consent from your independent accountant. We note that the consent included in the most recent amendment does not include a conformed signature from the independent accountants.

We have included a currently dated and signed consent from our independent accountants with a conformed signature.

If you have any questions or comments concerning these responses, please do not hesitate to call Howard Kern at 310-857-6342 or Allen Dodge at 303-532-1641, ext. 59.

Regards,

/s/ Howard J. Kern

Cc:

Stephen Garland

Allen Dodge

Mary Beth Breslin

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